SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Managed Portfolio Series

Address of Principal Business Office:

U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin 53202

Telephone Number (including area code): (414) 287-3700

Name and Address of Agent for Service of Process:

James R. Arnold, President and Principal Executive Officer
Managed Portfolio Series
615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin 53202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Milwaukee and the State of Wisconsin on the 4th day of February, 2011.

Managed Portfolio Series
By:	/s/ James R. Arnold
James R. Arnold
President and Principal Executive Officer

Attest:	/s/Angela L. Pingel
Angela L. Pingel
Secretary